SPRINKLEBROKERAGE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

Year Ended December 31, 2023

The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

2024 -03- 26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SprinkleBrokerage Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1968 Rowan St.
(No. and Street)

San Diego	CA	92105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Alexander Wallin	800-331-7581	alexander.wallin@sprinklebrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Ave	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Alexander Wallin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SprinkleBrokerage Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2024 -03- 2 6

NOTARY PUBLIC STOCKHOLM • ANNA PENN

Anna Penn
Member of the Swedish Bar Association

Notary Public

Signature:

Title:
CEO / President

Danderyds Advokatbyrå AB
Mörby Centrum
SE-182 31 Danderyd
ph: +46 812058282
www.danderydsadvokat.com

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
■ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

It is hereby cert
has personally s
DANDERYD, S
Anna Penn, Nota



KÖRKORT SVERIGE

1. WALLIN
2. JOHN ALEXANDER
3. 27.05.1987 -
4a. 10.09.2019 4c. Transportstyrelsen
4b. 10.09.2029 4d. 648866907
5. 870527-4879
7.

TRANSPORT STYRELSEN

9. AM/B



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I HEREBY CERTIFY THAT THE PERSON ON THE PHOTOGRAPH IS A TRUE LIKENESS AND THE SIGNITURE IS GENUINE.
THIS PERSON PERSONALLY APPEARED BEFORE ME ON THIS DATE 2024 -03- 26

This is to certify that this is a true copy in accordance with original:

Anna Penn
Member of the Swedish Bar Association

It is hereby certified that JOHN ALEXANDER WALLIN
has personally signed this document.
DANDERYD, Sweden 26th MARCH 20 24

Anna Penn, Notary Public


NOTARY PUBLIC
STOCKHOLM SVERIGE


STOCKHOLM
ANNA PENN

2024 -03- 26

Anna Penn
Member of the Swedish Bar Association

Danderyds Advokatbyrå AB
Mörby Centrum
SE-182 31 Danderyd
ph: +46 812058282
www.danderydsadvokat.com

SPRINKLEBROKERAGE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of SprinkleBrokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SprinkleBrokerage, Inc. (the "Company") as of December 31, 2023, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
March 27, 2024

SPRINKLEBROKERAGE, INC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	10,047
Accounts Receivable		2,827
Clearing deposit		50,173
Prepaid Expenses		6,374
Security Deposit		1,500
Software, net of accumulated Depreciation of 17,367		46,707
Total Assets	$	117,628

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable and accrued expenses	$	35,653
Common stock		100,000
Additional paid-in-capital		353,916
Retained deficit		(371,941)
Total stockholder's equity		81,975
Total liabilities and stockholder's equity	$	117,628

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENT..
December 31, 2023

Note 1 **Organization and nature of business**

SprinkleBrokerage, Inc. (the "Company") was formed in 2016 and is a Delaware corporation. The Company is a wholly-owned subsidiary of SprinkleCapital Holdings, Inc. (the "Parent"). The Company acts as an introducing broker-dealer in securities transactions for its customers. The Company uses Velox Clearing LLC to clear and settle all customer transactions, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on May 16, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Cash and cash equivalents
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Receivable
The Company considers all receivables to be fully collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
Revenue is earned through DTC transfer service fees, commissions and margin interest. Revenue is recognized when earned based on the trade date either by fee contract or the success of a predetermined specified event and the income is reasonable determinable.

Note 2 **Summary of significant accounting policies (continued)**

Revenue recognition
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2021 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

Income taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent events
The Company has evaluated subsequent events through March 27, 2023, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023 the Company's net capital was $24,567 which was $19,567 in excess of its required net capital of $5,000. Aggregate indebtedness to net capital was 1.45 to 1.

Note 4 **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6 **Related party transactions**

The Company utilizes office space owned by the Financial and Operational officer.

The company purchased software from a related party in December of 2020. The soft ware cost is deemed to be bough by itself, not bundled into hardware, and treated as a cost of acquiring a fixed asset. The company uses historical carrying amount for fair valued to the related party nature and the software has been marked down to fair value. The asset will be amortized in a straight line over 10 year.

The company purchased software from a related party during the year ended December 31, 2023. $25,300 was charged to the company during the year ended December 31, 2023. Based on recommendations from auditors the company has chosen to expense the cost.

Note 7 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 8 **Software Purchase**

The company capitalized software purchases and classified its software as PP&E in 2020. Based on recommendations from auditors the company has chosen to expense the cost from January 2021 and onwards.